Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

June 16, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 001-15811

Dear Mr. Rosenberg,

We are in the process of preparing a response to your letter of June 2, 2008 and currently anticipate having it to you on or before July 1, 2008.

Sincerely,

/s/ D. Michael Jones
D. Michael Jones
Senior Vice President and General Counsel